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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                   FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

 [X]               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

 [ ]              TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-31339

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               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

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                         Weatherford International Ltd.
                             515 Post Oak Boulevard
                                   Suite 600
                               Houston, TX 77027

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE

                                                                            Page
                                                                            ----
Report of Independent Registered Public Accounting Firm                       2

Report of Independent Registered Public Accounting Firm                       3

Financial Statements-
     Statements of Net Assets Available for Plan Benefits as of
        December 31, 2003 and 2002                                            4

     Statement of Changes in Net Assets Available for Plan Benefits
        for the Year Ended December 31, 2003                                  5

Notes to Financial Statements                                                 6

Supplemental Schedule-
     Schedule H, Line 4(i), Schedule of Assets (Held at End of Year)         10

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Weatherford International, Inc. 401(k) Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                        /s/ Ernst & Young LLP

Houston, Texas
June 24, 2004

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas
June 27, 2003

              WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2003 AND 2002

                                                   2003             2002
                                              -------------    -------------
ASSETS:

   Investments, at fair value                 $ 206,845,803    $ 166,384,832

   Receivables-
      Participants' contributions                 1,268,626        1,046,291
      Company contributions                         415,342          358,657
      Loan repayment receivable                     302,838          257,119
      Pending settlement                              3,714           13,279
      Accrued income receivable                      31,440           29,230
                                              -------------    -------------
                      Total receivables           2,021,960        1,704,576
                                              -------------    -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $ 208,867,763    $ 168,089,408
                                              =============    =============

   The accompanying notes are an integral part of these financial statements.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS:

 Net appreciation in fair value of collective trusts       $    4,011,075
 Net appreciation in fair value of mutual funds                20,203,458
 Interest income                                                  574,105
 Dividend income                                                3,721,961
                                                           --------------
                                                               28,510,599
 Contributions-
   Participants                                                17,935,414
   Company                                                      5,611,874
   Rollovers                                                    3,103,826
                                                           --------------
                                                               26,651,114
Transfers from other plans                                        123,201
                                                           --------------
                                  Total additions          $   55,284,914
DEDUCTIONS:

 Net depreciation in fair value of common stock            $    1,290,541
 Benefits paid to participants and beneficiaries               13,188,058
 Administrative fees                                               27,960
                                                           --------------
                                  Total deductions             14,506,559

NET INCREASE                                                   40,778,355

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year     168,089,408
                                                           --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year        $  208,867,763
                                                           ==============

   The accompanying notes are an integral part of these financial statements.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2003

1. DESCRIPTION OF THE PLAN:

The following description of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by the board of directors (the Board of Directors) of Weatherford International, Inc.

The Board of Directors appointed a committee (the Administrative Committee) to administer the Plan. Merrill Lynch Trust Company (Merrill Lynch) serves as asset custodian and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective June 26, 2002, Weatherford International Ltd. (the Company) became the parent holding company of Weatherford International, Inc. following a corporate reorganization. Weatherford International, Inc. continues to exist as an indirect, wholly owned subsidiary of the Company. The Company and its subsidiaries continue to conduct the business previously conducted by Weatherford International, Inc. and its subsidiaries. The reorganization did not result in any changes to the Plan. Upon consummation of the merger, the shares of Weatherford International, Inc.'s common stock automatically converted into the right to receive Weatherford International Ltd. common shares (Common Shares). In the merger, Common Shares were issued to holders of Weatherford International, Inc. common stock. In the financial statements for all periods presented, Weatherford International, Inc.'s common stock and Weatherford International Ltd.'s common shares will be referred to as Common Shares.

Eligibility

All employees, other than employees who are subject to collective bargaining agreements and have not bargained to participate, employees who are nonresident aliens and receive no U.S.-source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States, are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Company's matching or discretionary contributions until the employee has completed one year of continuous service.

Contributions

An eligible employee may elect to contribute by payroll deductions to the Plan on a pre-tax and/or after tax basis subject to certain limitations, up to 16 percent of his or her considered compensation, as defined by the Plan. The combination of employee contributions cannot exceed 16 percent of considered compensation, as defined by the Plan. In addition, participants may contribute amounts representing rollovers from other qualified plans.

Employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the Plan year are permitted to make catch-up contributions subject to certain limitations. No matching contributions shall be made with respect to the catch-up contributions.

The Company shall make matching contributions equal to 50 percent of the participant's pre-tax contributions up to 6 percent of considered compensation, as defined by the Plan. Considered compensation used to calculate the Company match includes overtime, bonuses and commissions but does not include relocation or severance pay. The Company, solely at the discretion of the Board of

Directors, may make additional discretionary contributions. There were no discretionary contributions made for the year ended December 31, 2003.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions, an allocation of the Company's discretionary contribution, if any, and Plan earnings or losses thereon. Earnings or losses are allocated by investment based on the ratio of the participant's account invested in a particular investment to all participants' accounts in that investment.

Investment Options

Participants may invest in any of ten mutual funds, two collective trusts, a money market account and Weatherford International Ltd. common shares (Common Shares). Each participant who has invested in Common Shares has the right to vote the shares in his or her account with respect to any matter that comes before the shareholders for a vote. Shares of Grant Prideco, Inc. common stock received as a result of a prior transaction may be sold and reinvested in other investment options, but no additional shares may be purchased.

Effective May 5, 2003, the Mercury International Value Fund was renamed the Merrill Lynch International Value Fund.

Vesting

Participants are immediately vested in their elective deferral account, rollovers from other qualified plans, the participant's Company match and discretionary contribution accounts.

Expenses of the Plan

During 2003, administrative fees incurred by the Plan were paid by the Company, except for participant loan fees, which were paid from the account of the participant requesting the loan.

Participant Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the preceding one year period or one half of the fair market value of the participant's vested account balance. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant's principal residence. In the case of home loans, all such loans are required to be repaid within ten years. The loans are fully secured by a pledge of the participant's vested account balance and bear interest at the prime rate as reported in The Wall Street Journal or at a rate determined by the Administrative Committee.

Withdrawals and Terminations

A participant may withdraw the value of his or her after-tax contributions or rollover contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participant's pre-tax contributions and Company contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 6 months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant's account balance will be distributed to the participant or his or her beneficiary as a lump sum. Upon termination of employment, the participant's entire account balance will be available for withdrawal. If the participant's account balance is less than $5,000, the participant is paid a lump-sum payment as soon as practicable after his or her termination date. Certain benefits related to other forms of payment are protected by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The fair value of investments in collective trusts is based on the market value of their underlying assets as determined by the investment issuer. Investments in mutual funds and common stocks are reported at fair market value based on quoted market prices. Participant loans receivable are stated at cost, which approximates fair value.

Interest and dividend income is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation in fair value of collective trusts and mutual funds on the statement of changes in net assets available for plan benefits. Realized gains (losses) on the sale of common stock and unrealized appreciation (depreciation) in the fair value of common stock are shown as net depreciation in fair value of common stock on the statement of changes in net assets available for plan benefits. No dividends were paid on the Company's Common Shares during 2003.

3. INVESTMENTS:

Individual investments that represent 5 percent or more of the Plan's net assets available for plan benefits at December 31, 2003 and 2002 are as follows:

                                                                2003               2002
                                                            ------------       ------------
Merrill Lynch Retirement Preservation Trust                 $ 51,838,818       $ 51,632,185
Davis New York Venture Fund, Inc.                             25,472,992         17,983,429
Common Shares of Weatherford International Ltd.               24,075,196         18,822,558
Merrill Lynch Equity Index Trust                              18,366,306         13,675,657
Merrill Lynch Balanced Capital Fund, Inc.                     15,524,720         13,090,922
Merrill Lynch Corporate Bond Intermediate Term Portfolio      14,229,392         11,988,401
State Street Research Aurora Fund                             11,721,971          5,465,463*
Phoenix-Engemann Small and Mid Cap Growth Fund                11,608,839          7,880,462*
Participant Loans                                                     --          8,735,331

*Not a reportable investment, included for comparative purposes only.

4. ASSETS TRANSFERRED/ROLLED FROM OTHER PLANS:

During March 2003, account balances of participants totaling $123,201 were transferred to the Plan from the Weatherford Enterra Compression Company, L.P. Savings and Retirement Plan and Trust and are included in Transfers from Other Plans in the accompanying Statement of Changes in Net Assets Available for Plan Benefits.

In conjunction with the October 23, 2002 acquisition of Clearwater International, employees were given the option to roll their 401(k) balances into the Plan. As a result, voluntary rollovers of $779,477 and $27,946 were accepted into the Plan on April 1, 2003 and April 11, 2003, respectively, and are included in Rollovers on the accompanying Statement of Changes in Net Assets Available for Plan Benefits.

In addition, in conjunction with the July 7, 2003 acquisition of Kvaerner Oilfield Products, Inc., employees were given the option to roll their 401(k) balances into the Plan. As a result, voluntary rollovers of

$61,594 and $365,457 were accepted into the Plan on September 26, 2003 and September 30, 2003, respectively, and are included in Rollovers on the accompanying Statement of Changes in Net Assets Available for Plan Benefits.

5. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in collective trusts, mutual funds, a money market fund and common shares. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

6. TAX STATUS:

The Plan obtained its latest determination letter on June 9, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan is qualified and the related trust is tax-exempt.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

Net assets available for benefits per the financial statements                  $208,867,763
Amounts allocated to withdrawing participants                                        (69,658)
                                                                                ------------
Net assets available for benefits per the Form 5500                             $208,798,105
                                                                                ============

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003, to Form 5500:

Benefits paid to participants and beneficiaries per the financial statements    $ 13,188,058
Add: Amounts allocated to withdrawing participants at December 31, 2003               69,658
                                                                                ------------
Benefits paid to participants and beneficiaries per Form 5500                   $ 13,257,716
                                                                                ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

8. SUBSEQUENT EVENT:

Effective January 1, 2004, an eligible employee may elect to contribute on a pre-tax basis subject to certain limitations, up to 50 percent of his or her considered compensation as defined by the Plan and on an after tax basis, up to 16 percent of his or her considered compensation, as defined by the Plan. The combination of employee contributions cannot exceed 50 percent of considered compensation, as defined by the Plan.

              WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

        SCHEDULE H, LINE 4(i), SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             EIN: 04-2515019 PN:002

                               DECEMBER 31, 2003

                                                                                                         Principal
                                                                                                          Number
                                                                                                         of Units/     Current
        Identity of Issue                      Description of Investment                                  Shares         Value
---------------------------------   ------------------------------------------------------------------  -----------  -------------
COLLECTIVE TRUSTS:
  *Merrill Lynch Trust Company     Merrill Lynch Equity Index Trust                                         228,493  $  18,366,306
  *Merrill Lynch Trust Company     Merrill Lynch Retirement Preservation Trust                           51,838,818     51,838,818
                                                                                                                     -------------
                                                       Total collective trusts                                          70,205,124
                                                                                                                     -------------
MUTUAL FUNDS:
  AIM Funds                        AIM Balanced Fund                                                         51,565      1,233,946
  Davis Venture Group              Davis New York Venture Fund, Inc.                                        925,617     25,472,992
  ING International                ING International Small Cap Growth Fund                                   75,041      2,035,103
  Massachusetts Investors          Massachusetts Investors Growth Stock Fund                                177,203      2,005,936
  *Merrill Lynch Trust Company     Merrill Lynch International Value Fund                                   302,401      6,767,739
  *Merrill Lynch Trust Company     Merrill Lynch Balanced Capital Fund, Inc.                                587,612     15,524,720
  *Merrill Lynch Trust Company     Merrill Lynch Corporate Bond Intermediate Term Portfolio               1,214,112     14,229,392
  *Merrill Lynch Trust Company     Merrill Lynch Global Allocation Fund, Inc.                               527,453      7,917,063
  Phoenix Investment Partners      Phoenix-Engemann Small and Mid Cap Growth Fund                           423,835     11,608,839
  State Street Research            State Street Research Aurora Fund                                        303,599     11,721,971
                                                                                                                     -------------
                                                       Total mutual funds                                               98,517,701
                                                                                                                     -------------
COMMON STOCKS:
  *Weatherford International Ltd.  Common Shares of Weatherford International Ltd.                          668,755     24,075,196
  Grant Prideco, Inc.              Common stock of Grant Prideco, Inc.                                      228,324      2,972,783
                                                                                                                     -------------
                                                       Total common stocks                                              27,047,979
                                                                                                                     -------------
MONEY MARKET ACCOUNT:
  *Merrill Lynch Trust Company     Merrill Lynch U.S.A. Government Reserves                               1,138,103      1,138,103
                                                                                                                     -------------
                                                       Total money market account                                        1,138,103
                                                                                                                     -------------
OTHER:
  *Merrill Lynch Trust Company     Cash, interest-bearing                                                                  107,297
  *Participant loans               Interest rates ranging from 5% to 11.5% with varying maturity dates                   9,829,599
                                                                                                                     -------------
                                                       Total assets                                                  $ 206,845,803
                                                                                                                     =============

*Party in interest.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              WEATHERFORD INTERNATIONAL, INC.
                                                    401(k) SAVINGS PLAN

Date:  June 28, 2004                     /s/ Jon R. Nicholson
                                         -------------------------------
                                         Jon R. Nicholson
                                         Senior Vice President, Human Resources
                                         For Weatherford International, Inc. and
                                         Weatherford International Ltd., and
                                         Administrative Committee Member

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
------                             -----------
 23.1         Consent of Independent Registered Public Accounting Firm

 23.2         Consent of Independent Registered Public Accounting Firm